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            Nuveen North Carolina Dividend Advantage Municipal Fund 4
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                               September 21, 2005

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.20549

Re: Nuveen North Carolina Dividend Advantage Municipal Fund 4 (CIK: 0001283622) Request for Withdrawal of Registration Statement on Form N-2
     File Nos. 333-114288, 811-21551

Ladies and Gentlemen:

     On April 7, 2004, Nuveen North Carolina Dividend Advantage Municipal Fund 4 (the "Registrant")filed a registration statement on Form N-2 relating to the registration of common shares of beneficial interest of Nuveen North Carolina Dividend Advantage Municipal Fund 4 (accession number 0001193125-04-058591). The registration statement has not yet become effective.

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests the withdrawal of the above mentioned Form N-2 for Nuveen North Carolina Dividend Advantage Municipal Fund 4.

                                        Sincerely,

                                        Nuveen North Carolina Dividend Advantage
                                        Municipal Fund 4
                                        (Registrant)

                                        By: /s/ Jessica R. Droeger
                                            ---------------------------------
                                            Jessica R. Droeger
                                            Vice President and Secretary